EXHIBIT 12.1

Airtran Holdings, Inc. - Statement Regarding Computation of Ratio of Earnings to Fixed Charges (in thousands)

	Year Ended December 31					Six Months Ended June 30
	1998	1999	2000	2001	2002	2002	2003
Income (loss) before taxes and cumulative effect of change in accounting principle	$(40,738)	$(96,655)	$47,436	$1,140	$9,959	$1,279	$58,778
Amortization of capitalized interest	—	38	187	5,413	4,091	2,526	43
Interest including interest capitalized	28,701	34,586	48,143	45,466	34,084	17,858	15,834
Less interest capitalized during the period	(3,339)	(6,736)	(8,826)	(8,025)	(4,781)	(3,005)	(43)
Interest portion of rent expense	7,950	7,235	11,336	33,375	64,442	27,236	46,146

Earnings (loss)	$(7,426)	$(61,532)	$98,276	$77,369	$107,795	$45,894	$120,758

Interest including interest capitalized	$28,701	$34,586	$48,143	$45,466	$34,084	$17,858	$15,834
Interest portion of rent expense	7,950	7,235	11,336	33,375	64,442	27,236	46,146

Fixed Charges	$36,651	$41,821	$59,479	$78,841	$98,526	$45,094	$61,980

Ratio of Earnings to Fixed Charges	(1)	(1)	1.7	(1)	1.1	1.0	1.9

(1)	For the periods ended December 31, 1998, 1999 and 2001, the Company’s earnings were insufficient to cover fixed charges by $44,077, $103,353 and $1,472 respectively.